SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from to

Commission file number 1-12716

A.	Full title of the plan and address of the plans, if different from that of the issuer named below:

EMPLOYEE SAVINGS PLAN OF

KOPPERS INDUSTRIES, INC. AND SUBSIDIARIES

AND

KOPPERS INDUSTRIES, INC.

SAVINGS PLAN FOR UNION HOURLY EMPLOYEES

B.	Name of issuer of the securities held pursuant to the plans and the address of its principal executive offices:

KOPPERS INC.

436 Seventh Avenue

Pittsburgh, Pennsylvania 15219-1800

REQUIRED INFORMATION

Report of Independent Auditors

S.R. Lacy, Chairman

The Retirement Board

Koppers Inc.

Pittsburgh, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the Employee Savings Plan of Koppers Industries, Inc. and Subsidiaries as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held at end of year as of December 31, 2002 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/      ERNST & YOUNG LLP

Pittsburgh, Pennsylvania

June 6, 2003

Employee Savings Plan of

Koppers Industries, Inc. and Subsidiaries

Statements of Net Assets Available for Benefits

	December 31,
	2002	2001
Assets
Investments at fair value:
Putnam Income Fund	$1,545,360	$1,061,348
Putnam Voyager Fund	3,337,383	4,727,156
Putnam New Opportunities Fund	2,778,574	4,288,877
Putnam Asset Allocation: Growth Portfolio	1,354,779	1,591,572
Putnam Asset Allocation: Balanced Portfolio	2,177,847	3,082,522
Putnam Asset Allocation: Conservative Portfolio	919,860	924,107
Putnam S&P 500 Index Fund	5,981,881	8,042,826
Putnam International Growth Fund	1,439,363	1,918,733
Putnam New Value Fund	1,003,159	829,609
Putnam Stable Value Fund	12,777,923	10,872,585
Neuberger Berman Genesis Fund	408,112	—
The George Putnam Fund of Boston	160,363	—
Company Stock Fund	5,142,286	6,695,596
Participant loans	1,109,795	1,255,296

Total investments	40,136,685	45,290,227
Employer contribution receivable	58,897	283,662
Employee contributions receivable	128,578	127,638

Net assets available for benefits	$40,324,160	$45,701,527

See accompanying notes.

Employee Savings Plan of

Koppers Industries, Inc. and Subsidiaries

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2002

Deductions from net assets attributed to:
Investment income (loss):
Net realized/unrealized depreciation in fair value of investments	$(5,718,006)
Interest and dividends	1,567,535

(4,150,471)
Contributions:
Employer	660,601
Employee	1,735,232

2,395,833

Total deductions	(1,754,638)
Investment fees	5,723
Benefit payments	3,617,006

Net decrease in assets available	(5,377,367)
Net assets available for benefits at beginning of year	45,701,527

Net assets available for benefits at end of year	$40,324,160

See accompanying notes.

Employee Savings Plan of

Koppers Industries, Inc. and Subsidiaries

Notes to Financial Statements

December 31, 2002

1. Summary of Accounting Policies

Description of the Plan

The Employee Savings Plan of Koppers Industries, Inc. and Subsidiaries (the Plan) is a defined contribution profit sharing and savings plan, with a 401(k) salary reduction feature. The Plan was implemented on January 1, 1989 upon the formation of Koppers Inc. (the Company). Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.

Substantially all nonunion employees are eligible to become participants in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Employee contributions can range from 1% to 20% of annual compensation subject to Internal Revenue Code limitations. The Company matches 50% of the first six percent of employee compensation contributed. The Company may, at the Board of Directors’ discretion, contribute an additional amount to the Plan (Discretionary Contribution). No Discretionary Contribution was made for the year ended December 31, 2002. A Discretionary Contribution in the amount of $244,803 was made for the year ended December 31, 2001. The Company pays certain administrative expenses of the Plan.

Rollover Contributions

Participants are allowed to make rollover contributions (contributions transferred to the Plan from other qualified retirement plans) with the consent of the Board of Directors’ Administrative Committee, subject to certain requirements.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

1. Summary of Accounting Policies (continued)

Investment in Company Stock Fund

The Plan provides for the common stock of the Company as an investment option. Effective July 1, 2002 terminated participants are no longer permitted to maintain an investment in the Company Stock Fund. On July 1, 2002 all Company Stock Fund shares of terminated participants were redeemed at $25.15 per share and reinvested in the Stable Value Fund. Subsequent to July 1, 2002 participants who terminate employment will have their interest in the Company Stock Fund redeemed as soon as practicable after termination.

Vesting

Participants are 100% vested in the value of all contributions upon retirement, death, or permanent disability.

If employment is terminated for any reason other than retirement, death, or permanent disability, a participant is entitled to receive 100% of employee contributions, employer matching contributions, and rollover contributions. The vested value of any Company Discretionary Contributions is determined in accordance with the following schedule:

Years of Service	Vested Interest
Less than five years	0%
Five years or more	100%

Generally, amounts forfeited by participants upon termination are used to reduce the amount of future employer contributions to the Plan.

Participant Distributions

At the election of the participant, distributions may be paid using one or more of the following methods subject to certain limitations:

•	one lump-sum payment in cash; or

•	payments over a certain period in monthly, quarterly, semiannual, or annual cash installments.

Loans to Participants

A participant may borrow money from the Plan in amounts up to 50% of the participant’s vested account balance up to $50,000. All loans are at a rate of interest equal to prime plus 1%. The participant’s nonforfeitable interest in the Plan is pledged as collateral for the loan.

1. Summary of Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments Valuation

Mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. Shares of Koppers Inc. common stock included in the Company Stock Fund are valued at estimated fair value by the Board of Directors based in part upon an independent valuation obtained by management. The participant loans are valued at their outstanding balances, which approximate fair value.

Forfeitures

At December 31, 2002 and 2001, the balances in the forfeiture accounts were $2,118 and $1,371, respectively.

2. Investments

The net appreciation (depreciation) in investments by investment type is summarized as follows:

Net Changes in Fair Value
Year ended December 31, 2002
Investments at fair value as determined by quoted market prices:
Registered investment companies	$(3,892,452)
Common collective trusts	(1,834,020)
Company stock	8,466

$(5,718,006)

3. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, the interests of all affected participants will become fully vested.

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated June 12, 2000, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified, and the related trust is tax-exempt.

5. Party-in-Interest

At December 31, 2002 and 2001, the Plan held 177,320 shares and 239,128 shares of Koppers Inc. common stock with values of $5,142,286 and $6,695,596, respectively.

6. Subsequent Event

Effective April 7, 2003 the Board of Directors of Koppers Inc. authorized the redemption of all participant shares of the Company Stock Fund. On May 16, 2003 all remaining participant shares of the Company Stock Fund (174,803 shares) were redeemed at $29.00 per share. At this point, the Company Stock Fund was eliminated as an investment option. The proceeds from this redemption were reinvested in the Stable Value Fund in each individual participant account.

Employee Savings Plan of

Koppers Industries, Inc. and Subsidiaries

EIN 25-1588399 Plan Number 001

Schedule H, Line 4i—Schedule of Assets

(Held at End of Year)

December 31, 2002

Shares	Asset Description	Current Value
231,341	*Putnam Income Fund	$1,545,360
262,579	*Putnam Voyager Fund	3,337,383
97,733	*Putnam New Opportunities Fund	2,778,574
171,057	*Putnam Asset Allocation: Growth Portfolio	1,354,779
260,508	*Putnam Asset Allocation: Balanced Portfolio	2,177,847
115,851	*Putnam Asset Allocation: Conservative Portfolio	919,860
276,427	*Putnam S&P 500 Index Fund	5,981,881
87,712	*Putnam International Growth Fund	1,439,363
83,946	*Putnam New Value Fund	1,003,159
12,777,923	*Putnam Stable Value Fund	12,777,923
20,758	*Neuberger Berman Genesis Fund	408,112
10,835	*The George Putnam Fund of Boston	160,363
177,320	*Company Stock Fund	5,142,286
N/A	*Participant loans—5.75% to 12.75%	1,109,795

		$40,136,685

*	Party-in-interest

Report of Independent Auditors

S.R. Lacy, Chairman

The Retirement Board

Koppers Inc.

Pittsburgh, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the Koppers Industries, Inc. Savings Plan for Union Hourly Employees as of December 31, 2002 and 2001 and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001 and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held at end of year as of December 31, 2002 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/    ERNST & YOUNG LLP

Pittsburgh, Pennsylvania

June 6, 2003

Koppers Industries, Inc.

Savings Plan for Union Hourly Employees

Statements of Net Assets Available for Benefits

	December 31,
	2002	2001
Assets
Investments at fair value:
Putnam Income Fund	$200,070	$139,315
Putnam Voyager Fund	456,723	496,648
Putnam New Opportunities Fund	415,455	415,789
Putnam Asset Allocation: Growth Portfolio	244,278	201,787
Putnam Asset Allocation: Balanced Portfolio	294,810	197,468
Putnam Asset Allocation: Conservative Portfolio	108,946	91,614
Putnam S&P 500 Index Fund	599,996	595,125
Putnam International Growth Fund	150,372	133,278
Putnam New Value Fund	102,448	63,057
Putnam Stable Value Fund	839,404	615,942
Neuberger Berman Genesis Fund	27,426	—
The George Putnam Fund of Boston	11,496	—
Company Stock Fund	154,842	122,907
Participant loans	155,708	122,668

Total investments	3,761,974	3,195,598
Employer contribution receivable	28,021	22,896
Employee contributions receivable	83,815	72,490

Net assets available for benefits	$3,873,810	$3,290,984

See accompanying notes.

Koppers Industries, Inc.

Savings Plan for Union Hourly Employees

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2002

Additions to net assets attributed to:
Investment income (loss):
Net realized/unrealized depreciation in fair value of investments	$(556,125)
Interest and dividends	87,965

(468,160)
Contributions:
Employer	265,432
Employee	897,317

1,162,749

Total additions	694,589
Investment fees	2,325
Benefit payments	109,438

Net increase in assets available	582,826
Net assets available for benefits at beginning of year	3,290,984

Net assets available for benefits at end of year	$3,873,810

See accompanying notes.

Koppers Industries, Inc.

Savings Plan for Union Hourly Employees

Notes to Financial Statements

December 31, 2002

1. Summary of Accounting Policies

Description of the Plan

The Koppers Industries, Inc. Savings Plan for Union Hourly Employees was amended as of January 1, 1999 and is a defined contribution savings plan, with a 401(k) salary reduction feature.

Collective-bargaining employees of Koppers Inc. (the Company) are eligible to participate in the Plan once eligibility requirements are met. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.

Contributions

Employee contributions can range from 1% to 20% of annual compensation subject to Internal Revenue Code limitations. Matching contributions vary based on the plant location of the participant. The Company pays certain administrative expenses of the Plan.

Rollover Contributions

Participants are allowed to make rollover contributions (contributions transferred to the Plan from other qualified retirement plans) with the consent of the Board of Directors’ Administrative Committee, subject to certain requirements.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Investment in Company Stock Fund

The Plan provides for the common stock of the Company as an investment option. Effective July 1, 2002 terminated participants are no longer permitted to maintain an investment in the Company Stock Fund. On July 1, 2002 all Company Stock Fund shares of terminated participants were redeemed at $25.15 per share and reinvested in the Stable Value Fund. Subsequent to July 1, 2002 participants who terminate employment will have their interest in the Company Stock Fund redeemed as soon as practicable after termination.

1. Summary of Accounting Policies (continued)

Vesting

Participants are 100% vested in the value of all contributions upon retirement, death, involuntary termination, or permanent disability.

Participant Distributions

At the election of the participant, distributions may be paid using one or more of the following methods:

•	Lump-sum payment; or

•	payments over a certain period in monthly, quarterly, semiannual, or annual cash installments.

Loans to Participants

A participant may borrow money from the Plan in amounts up to 50% of the participant’s vested account balance up to $50,000. All loans are at a rate of interest equal to prime plus 1%. The participant’s nonforfeitable interest in the Plan is pledged as collateral for the loan.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments Valuation

Mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. Shares of Koppers Inc. common stock included in the Company Stock Fund are valued at estimated fair value by the Board of Directors, based in part upon an independent valuation obtained by management. Participant loans are valued at their outstanding balances, which approximate fair value.

2. Investments

The net appreciation (depreciation) in investments by investment type is summarized as follows:

Net Changes in Fair Value
Year ended December 31, 2002
Investments at fair value as determined by quoted market prices:
Registered investment companies	$(415,415)
Common collective trust	(147,888)
Company stock	7,178

$(556,125)

3. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, the interests of all affected participants will become fully vested.

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated June 12, 2000, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified, and the related trust is tax-exempt.

5. Party-in-Interest

At December 31, 2002 and 2001, the Plan held 5,339 and 4,390 shares of Koppers Inc. common stock with values of $154,842 and $122,907, respectively.

6. Subsequent Event

Effective April 7, 2003 the Board of Directors of Koppers Inc. authorized the redemption of all participant shares of the Company Stock Fund. On May 16, 2003 all remaining participant shares of the Company Stock Fund (5,984 shares) were redeemed at $29.00 per share. At this point, the Company Stock Fund was eliminated as an investment option. The proceeds from this redemption were reinvested in the Stable Value Fund in each individual participant account.

Koppers Industries, Inc.

Savings Plan for Union Hourly Employees

EIN 25-1588399 Plan Number 004

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2002

Shares	Asset Description	Current Value
29,950	*Putnam Income Fund	$200,070
35,934	*Putnam Voyager Fund	456,723
14,613	*Putnam New Opportunities Fund	415,455
30,843	*Putnam Asset Allocation: Growth Portfolio	244,278
35,264	*Putnam Asset Allocation: Balanced Portfolio	294,810
13,721	*Putnam Asset Allocation: Conservative Portfolio	108,946
27,726	*Putnam S&P 500 Index Fund	599,996
9,163	*Putnam International Growth Fund	150,372
8,573	*Putnam New Value Fund	102,448
839,404	*Putnam Stable Value Fund	839,404
1,394	*Neuberger Berman Genesis Fund	27,426
776	*The George Putnam Fund of Boston	11,496
5,339	*Company Stock Fund	154,842
N/A	*Participant loans—5.25% to 9.50%	155,708

		$3,761,974

*Party-in-interest

EXHIBITS

The following exhibits are filed herewith:

Exhibit No.	Description

23.1	Consent of Ernst & Young LLP

99.1	Certification of Chief Executive Officer and Treasurer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. This exhibit is furnished, not filed, in accordance with SEC Release Number 33-8212.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee for the Employee Savings Plan of Koppers Industries, Inc. and Subsidiaries have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

EMPLOYEE SAVINGS PLAN OF KOPPERS INDUSTRIES, INC. AND SUBSIDIARIES AND KOPPERS INDUSTRIES, INC. SAVINGS PLAN FOR UNION HOURLY EMPLOYEES

Date: June 27, 2003	By:	/s/ S.R. LACY
S.R. Lacy, Chairman